

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 3, 2018

Via E-mail
David E. Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

    Re: Under Armour, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2017
            Filed February 28, 2018
            File No. 001-33202

Dear Mr. Bergman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Joel Parker

                Joel Parker
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and Mining